EXHIBIT 4.2(A)

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                      CORRECTED ARTICLE 3.02 OF THE BY-LAWS

         3.02 The number of directors shall be at least three (3) and not more than seven (7) provided that the number may be increased or decreased from time to time by an amendment to these Bylaws, but no decrease shall have the effect of shortening the term of any incumbent director. At each annual election the shareholders shall elect directors to hold office until the next succeeding annual meeting.






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